UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2021

Azul Reports Record Revenue of R$3.7 billion in Fourth Quarter

São Paulo, February 24, 2022 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the fourth quarter of 2021 (“4Q21”) and for the full year 2021. The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	During the fourth quarter, Azul again demonstrated the sustainable competitive advantages of our business model by reaching the highest revenue in our history. In 4Q21, operating revenue reached a record R$3.7 billion, more than double 4Q20, and 14.7% up compared to the same period in 2019. Azul was one of the very few airlines worldwide to surpass pre-pandemic revenues already in 2021.
▪	Our logistics business continued its outstanding performance with a record year, surpassing the ambitious target to double revenue for the full year in 2021 compared to 2019. Revenues for the year reached R$1.1 billion, 128.0% higher than the 2019 revenues of R$480.7 million.

4Q21 Highlights¹	4Q21	4Q20	% Δ	4Q19	% Δ
Total operating revenues	3,729.7	1,783.7	109.1%	3,251.9	14.7%
Total operating expenses	3,204.8	1,926.8	66.3%	2,469.1	29.8%
Operating income (loss)	524.9	(143.2)	n.a.	782.8	-32.9%
Operating margin	14.1%	-8.0%	n.a.	24.1%	-10 p.p.
EBITDA	1,027.0	192.9	432.5%	1,229.6	-16.5%
EBITDA margin	27.5%	10.8%	+16.7 p.p.	37.8%	-10.3 p.p.
Average fare (R$)	474.4	307.0	54.6%	419.9	13.0%
RASK (cents)	39.46	27.65	42.7%	33.57	17.5%
PRASK (cents)	35.93	23.69	51.7%	31.98	12.3%
Yield (cents)	43.69	29.33	49.0%	38.34	13.9%
CASK (cents)	33.91	29.87	13.5%	25.49	33.0%
CASK ex-fuel (cents)	21.52	22.88	-5.9%	16.91	27.3%
Average exchange rate	5.58	5.40	3.4%	4.12	35.6%
Fuel cost per liter	3.95	2.19	80.2%	2.61	51.4%

¹Adjusted for non-recurring items totaling a net gain of R$104.5 million in 4Q21 from the partial reversal of the E1 impairment and other aircraft related items, partially offset by revised non-cash provisions and other expenses. Operating results in 4Q20 and 4Q19 were adjusted for non-recurring items totaling a net loss of R$143.2 million and R$3.2 billion, respectively.

▪	RASK and PRASK increased 17.5% and 12.3% respectively compared to 4Q19, driven by the strong domestic revenue performance from both leisure and corporate segments, which led to an increase in fares in addition to the record revenues from our logistics business. Compared to 4Q20, RASK and PRASK increased 42.7% and 51.7% respectively.
▪	CASK in 4Q21 reached 33.91 cents, up 33.0% compared to 4Q19, mainly due to a 51.4% increase in fuel prices, the 35.6% depreciation of the real against the dollar and 15% inflation over the last 24 months, partially offset by cost reductions and productivity gains as we rebuild Azul as a more efficient airline. Over this period compared to 4Q19, we reduced fuel consumption per ASK by 4.7% and full-time employees by 5.3% while domestic capacity increased 17.5%.
▪	Our EBIT and EBITDA were the highest since the onset of the pandemic. EBITDA in the quarter reached over R$1 billion, representing a margin of 27.5%. Operating income was R$524.9 million in the quarter, representing a margin of 14.1%.
▪	Immediate liquidity position was R$4.1 billion, up 40.6% compared to the same period in 2019 and more than R$600 million above our guidance, mainly due to improvements in booking trends. During the quarter, Azul generated R$862 million in cash inflows minus operating expenses, offset by payments made to lessors and suppliers, deleveraging, interest and capital expenses.
1

Fourth Quarter Results 2021

Management Comments

As always, I would like to thank the most engaged and passionate crewmembers in the world. With their dedication, we had our highest revenues ever in the fourth quarter of 2021. Our competitive advantages led by our unique network and diversified fleet resulted in a record R$3.7 billion in revenue at a RASK of 39.46 cents, 18% above the same period in 2019 and 42.7% above 4Q20.

During the quarter, we continued to focus on our domestic network. We are now flying to almost 150 destinations, a remarkable addition of more than 30 destinations compared to 2019. Over time, the growth from these new destinations will contribute significant incremental demand to our network.

In 4Q21 our EBITDA reached over R$1 billion, representing a margin of 27.5%. This clearly demonstrates the earnings power and potential of our business going forward. We finished the year with a strong cash position of R$4.1 billion, 40.6% higher than the same period in 2019 and more than R$600 million above our guidance.

One valuable driver of profitability is Azul Cargo, our unmatched logistics solution. Azul Cargo now serves more than 4,500 cities and communities across the country, 2,000 of which we can deliver to in 48 hours or less. Azul Cargo reached R$1.1 billion in net revenue in 2021, surpassing our ambitious target to double cargo revenue compared to 2019, when we generated revenues of R$480.7 million. We recently announced the launch of the world’s first Embraer Class-F freighter, a unique solution that will deliver competitive advantages for our clients. Just as we helped to transform the Brazilian passenger market, we strongly believe Azul Cargo will do the same to the logistics market.

TudoAzul, our wholly-owned loyalty program, had a 34% increase in gross billings in 4Q21 compared to 4Q19, totaling almost 14 million members at the end of the year. Azul Viagens, our vacations business, is another important driver of margin expansion. In 2021, we sold 30% more travel packages compared to 2019, mainly by leveraging the uniqueness of our network and the flexibility of our fleet. During weekends, for example, when utilization is normally low for airlines, we dedicated 25% of our capacity to fly exclusive nonstop leisure routes, which are ideal for Azul Viagens.

Azul contributes significantly to Brazil’s sustainable development by bringing people, businesses, and communities closer together. ESG has long been a commitment of ours, and most recently, we have been included in the Corporate Sustainability Index of the B3 Stock Exchange. At the same time, we also improved our CDP score to “B”, highlighting our engagement to environmental initiatives.

Our strong 4Q results give us confidence in our business model. Our annualized EBITDA exit rate of approximately R$4 billion per year is 10% above our 2019 full year EBITDA. While we did experience some short-term challenges from Omicron during the first quarter of 2022, we are sharply focused on executing our business plan for 2022, with the full recovery of corporate and international demand still to come. We see exciting opportunities in our passenger, loyalty, vacations and logistics businesses and look forward to sharing those with you throughout the year.

John Rodgerson, CEO of Azul S.A.

2

Fourth Quarter Results 2021

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	4Q21	4Q20	% Δ	4Q19	% Δ
Operating Revenues
Passenger revenue	3,395.8	1,528.3	122.2%	3,098.0	9.6%
Cargo revenue and others	334.0	255.4	30.8%	153.9	117.0%
Total operating revenues	3,729.7	1,783.7	109.1%	3,251.9	14.7%
Operating Expenses
Aircraft fuel	1,171.0	451.0	159.6%	831.5	40.8%
Salaries, wages and benefits	467.3	419.0	11.5%	502.2	-7.0%
Depreciation and amortization	502.0	336.0	49.4%	446.8	12.4%
Landing fees	201.0	146.2	37.5%	194.4	3.4%
Traffic and customer servicing	118.3	79.3	49.1%	129.1	-8.4%
Sales and marketing	157.1	103.8	51.4%	123.3	27.4%
Maintenance materials and repairs	167.4	119.3	40.4%	70.1	138.6%
Other operating expenses	420.8	272.2	54.6%	171.7	145.1%
Total operating expenses	3,204.8	1,926.8	66.3%	2,469.1	29.8%
Operating income (loss)	524.9	(143.2)	n.a.	782.8	-32.9%
Operating margin	14.1%	-8.0%	n.a.	24.1%	-10.0 p.p.
EBITDA	1,027.0	192.9	432.5%	1,229.6	-16.5%
EBITDA margin	27.5%	10.8%	+16.7 p.p.	37.8%	-10.3 p.p.
Financial Result²
Financial income	64.9	14.4	351.0%	13.0	397.7%
Financial expense	(1,015.0)	(852.8)	19.0%	(409.8)	147.7%
Derivative financial instruments	14.3	25.9	-44.8%	21.8	-34.3%
Foreign currency exchange, net	(533.5)	1,431.3	n.a.	436.0	n.a.
Related parties result	(1.3)	62.6	n.a.	9.2	n.a.
Income (loss) before income taxes²	(945.7)	538.2	n.a.	853.1	n.a.
Income tax and social contribution	-	5.2	n.a.	(0.3)	n.a.
Deferred income tax and social contribution	-	-	n.a.	20.0	n.a.
Net income (loss)²	(945.7)	543.4	n.a.	872.8	n.a.
Net margin	-25.4%	30.5%	n.a.	26.8%	n.a.
Adjusted Net income (loss)³	(436.0)	(918.2)	-52.5%	411.2	n.a.
Adjusted net income (loss) margin³	-11.7%	-51.5%	+39.8 p.p.	12.6%	n.a.
Fully diluted shares	401.3	401.0	0.1%	344.6	16.5%
Diluted EPS	(2.36)	1.36	n.a.	2.53	n.a.
Diluted EPADR (US$)	(1.27)	0.75	n.a.	1.85	n.a.
Adjusted EPS³	(1.09)	(2.29)	-52.6%	1.19	n.a.
Adjusted EPADR (US$)/³	(0.58)	(1.27)	-54.1%	0.87	n.a.

¹Adjusted for non-recurring items totaling a net gain of R$104.5 million in 4Q21 from the partial reversal of the E1 impairment and other aircraft related items, partially offset by revised non-cash provisions and other expenses. Operating results in 4Q20 and 4Q19 were adjusted for non-recurring items totaling a net loss of R$143.2 million and R$3.2 billion, respectively.

²Financial results adjusted for convertible debentures expenses.

³Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

3

Fourth Quarter Results 2021

Operating Data¹	4Q21	4Q20	% Δ	4Q19	% Δ
ASKs (million)	9,451	6,451	46.5%	9,686	-2.4%
Domestic	8,734	5,968	46.3%	7,432	17.5%
International	717	483	48.6%	2,254	-68.2%
RPKs (million)	7,773	5,211	49.2%	8,080	-3.8%
Domestic	7,166	4,879	46.9%	6,155	16.4%
International	607	331	83.1%	1,925	-68.5%
Load factor (%)	82.2%	80.8%	+1.5 p.p.	83.4%	-1.2 p.p.
Domestic	82.0%	81.7%	+0.3 p.p.	82.8%	-0.8 p.p.
International	84.6%	68.7%	+15.9 p.p.	85.4%	-0.8 p.p.
Average fare (R$)	474.4	307.0	54.6%	419.9	13.0%
Passengers (thousands)	7,158	4,979	43.8%	7,378	-3.0%
Block hours	123,096	86,930	41.6%	127,498	-3.5%
Aircraft utilization (hours per day)	10.1	6.8	47.5%	10.9	-7.8%
Departures	73,068	52,355	39.6%	77,481	-5.7%
Average stage length (km)	1,071	1,035	3.5%	1,064	0.6%
End of period operating passenger aircraft	161	162	-0.6%	140	15.0%
Fuel consumption (thousands of liters)	296,191	205,589	44.1%	318,481	-7.0%
Fuel consumption per ASK	31.3	31.9	-1.7%	32.9	-4.7%
Full-time-equivalent employees	12,485	11,108	12.4%	13,189	-5.3%
End of period FTE per aircraft	78	69	13.1%	94	-17.7%
Yield (cents)	43.69	29.33	49.0%	38.34	13.9%
RASK (cents)	39.46	27.65	42.7%	33.57	17.5%
PRASK (cents)	35.93	23.69	51.7%	31.98	12.3%
CASK (cents)	33.91	29.87	13.5%	25.49	33.0%
CASK ex-fuel (cents)	21.52	22.88	-5.9%	16.91	27.3%
Fuel cost per liter	3.95	2.19	80.2%	2.61	51.4%
Break-even load factor (%)	70.7%	87.3%	-16.6 p.p.	63.3%	+7.3 p.p.
Average exchange rate	5.58	5.40	3.4%	4.12	35.6%
End of period exchange rate	5.58	5.20	7.4%	4.03	38.4%
Inflation (IPCA/LTM)	10.06%	4.52%	+5.5 p.p.	4.31%	+5.8 p.p.
WTI (average per barrel, US$)	77.10	46.99	64.1%	56.87	35.6%
Heating Oil (US$)	237.79	128.32	85.3%	191.41	24.2%

¹Operating results were adjusted for non-recurring items.

Operating Revenue

In 4Q21, Azul had record operating revenues of R$3.7 billion, 109.1% higher than the same period last year and 14.7% up compared to 4Q19.

Passenger revenue increased 122.2% on 46.3% higher domestic capacity compared to the same period last year. Compared to 4Q19, passenger revenue was up 9.6% even with international traffic far from full recovery.

PRASK increased 51.7% compared to 4Q20 and 12.3% compared to 4Q19, mainly due to our ability to increase fares, clearly demonstrating our rational capacity deployment and the sustainable competitive advantages of our network and business model.

Cargo and other revenues increased 30.8% year over year, totaling R$334.0 million in 4Q21. Compared to 4Q19, cargo and other revenues more than doubled, increasing 117.0% mainly due to the 115.1% increase in cargo revenue driven by strong demand for our logistics solutions and our exclusive network.

4

Fourth Quarter Results 2021

R$ cents	4Q21	4Q20	% Δ	4Q19	% Δ
Operating revenue per ASK
Passenger revenue	35.93	23.69	51.7%	31.98	12.3%
Cargo revenue and others	3.53	3.96	-10.7%	1.59	122.4%
Operating revenue (RASK)	39.46	27.65	42.7%	33.57	17.5%
Operating expenses per ASK¹
Aircraft fuel	12.39	6.99	77.2%	8.58	44.3%
Salaries, wages and benefits	4.94	6.50	-23.9%	5.18	-4.6%
Depreciation and amortization	5.31	5.21	2.0%	4.61	15.2%
Landing fees	2.13	2.27	-6.1%	2.01	6.0%
Traffic and customer servicing	1.25	1.23	1.8%	1.33	-6.1%
Sales and marketing	1.66	1.61	3.3%	1.27	30.6%
Maintenance materials and repairs	1.77	1.85	-4.2%	0.72	144.6%
Other operating expenses	4.45	4.22	5.5%	1.77	151.1%
Total operating expenses (CASK)	33.91	29.87	13.5%	25.49	33.0%
Operating income per ASK (RASK/CASK)	5.55	(2.22)	n.a.	8.08	-31.3%

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 4Q21, Azul recorded operating expenses of R$3.2 billion, compared to R$1.9 billion in 4Q20, representing an increase of 66.3%, mainly due to the capacity increase of 46.5% and the revenue increase of 109.1%.

Compared to 4Q19, total operating expenses increased 29.8% or R$735.7 million, mostly driven by a 51.4% increase in jet fuel prices and the 35.6% average depreciation of the Brazilian real against the US dollar, partially offset by higher productivity and cost reduction initiatives implemented throughout the year.

The breakdown of our main operating expenses compared to 4Q19 is as follows:

▪	Aircraft fuel increased 40.8% to R$1,171.0 million, mostly due to a 51.4% increase in jet fuel price per liter, partially offset by a 4.7% reduction in fuel burn per ASK as a result of our more efficient next-generation fleet and a 3.5% reduction in block hours.
▪	Salaries, wages and benefits decreased 7.0% to R$467.3 million, mainly due to a 5.3% reduction in full-time employees compared to 4Q19, aligned with our cost reduction initiatives implemented to increase productivity.
▪	Depreciation and amortization increased 12.4% or R$55.2 million, driven by the increase in the size of our fleet compared to 4Q19, partially offset by a reduction in the right-of-use asset due to lease contract modifications that occurred in 2020.
▪	Landing fees increased 3.4% or R$6.6 million, mostly due to the higher number of seats from our next-generation aircraft and the 15% inflation over the last 24 months.
▪	Traffic and customer servicing expenses decreased 8.4% or R$10.8 million, mostly due to a 5.7% reduction in departures in 4Q21 compared to 4Q19.
▪	Sales and marketing increased 27.4%, or R$33.8 million, mostly driven by the 109.1% growth in revenue, which increased sales commissions and cargo express shipments, which have higher commission fees.
▪	Maintenance materials and repairs increased R$97.2 million compared to 4Q19, mostly driven by a 35.6% average depreciation of the real against the dollar and a higher number of maintenance events in the quarter, partially offset by a higher share of maintenance checks performed in-house.
▪	Other operating expenses increased R$249.1 million, driven by expenses related to the growth of our cargo business, engine rental and the depreciation of the real against the dollar.
5

Fourth Quarter Results 2021

Non-Operating Results

Net financial results (R$ million)¹	4Q21	4Q20	% Δ	4Q19	% Δ
Net financial expense	(950.1)	(838.4)	13.3%	(396.8)	139.5%
Derivative financial instruments	14.3	25.9	-44.8%	21.8	-34.3%
Foreign currency exchange, net	(533.5)	1,431.3	n.a.	436.0	n.a.
Net financial results	(1,469.3)	618.8	n.a.	61.1	n.a.

¹Excludes convertible debentures expenses.

Net financial expenses reached R$950.1 million, mainly due to the interest accrual on loans and lease liabilities in the quarter.

Derivative financial instruments resulted in a net gain of R$14.3 million in 4Q21 mostly due to a fuel hedge gain recorded during the period. As of December 31, 2021, Azul has hedged 11% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$533.5 million in 4Q21 due to the 2.6% end of period depreciation of the Brazilian real against US dollar in the quarter, resulting in an increase in loans and lease liabilities denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$4.1 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, 40.6% above 4Q19, even after paying over R$2.1 billion in leases, loans, deferral repayments, interest and capital expenses. This immediate liquidity represented 41.6% of our last twelve months’ revenue. Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$7.2 billion as of December 31, 2021. This does not include spare parts or other unencumbered assets like TudoAzul and Azul Cargo.

Liquidity (R$ million)	4Q21	4Q20	% Δ	4Q19	% Δ
Cash, cash equivalents and short-term investments	3,075.2	3,156.6	-2.6%	1,709.9	79.8%
Accounts receivable	1,074.1	998.8	7.5%	1,240.9	-13.4%
Immediate liquidity	4,149.3	4,155.5	-0.1%	2,950.8	40.6%
Cash as % of LTM revenues	41.6%	71.7%	-30.1 p.p.	25.8%	+15.8 p.p.
Long-term investments and receivables	1,104.7	1,043.9	5.8%	1,602.2	-31.0%
Security deposits and maintenance reserves	1,964.4	1,554.0	26.4%	1,651.5	18.9%
Total Liquidity	7,218.5	6,753.5	6.9%	6,204.5	16.3%

We have no significant debt repayments in the next two years and have no restricted cash.

6

Fourth Quarter Results 2021

The chart below converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of 5.58:

Loans and financing debt amortization as of December 31st, 2021
(R$ million converted at 5.58 reais per dollar)¹

¹Excludes convertible debentures.

Gross debt increased 4.4% or R$966.5 million compared to September 30, 2021, mostly due to the 2.6% end of period depreciation of the Brazilian real and R$677.2 million related to new aircraft entering the fleet, offset by loans and lease repayments of R$1.2 billion in the quarter.

Gross debt adjusted to the current foreign exchange rate of 5.00 would have reached R$20,797.3 million, a reduction of R$2,239.0 or 9.7% compared to year-end 2021.

As of December 31, 2021, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.1 years, with an average interest rate of 7.5%. Average interest rate on local and dollar-denominated obligations were 12.3% and 6.4%, respectively.

Loans and financing (R$ million)¹	4Q21	3Q21	% Δ	4Q20	% Δ
Operating lease liabilities	13,796.5	13,053.4	5.7%	11,720.4	17.7%
Finance lease liabilities	1,094.1	942.0	16.1%	800.4	36.7%
Other aircraft loans and financing	1,205.9	1,192.2	1.2%	1,231.6	-2.1%
Loans and financing	6,939.8	6,882.2	0.8%	3,709.3	87.1%
Currency hedges	-	-	n.a.	7.4	n.a.
% of non-aircraft debt in local currency	20%	20%	-0.3 p.p.	44%	-23.9 p.p.
% of total debt in local currency	7%	7%	-0.4 p.p.	10%	-3.8 p.p.
Gross debt	23,036.3	22,069.8	4.4%	17,469.0	31.9%
Short term	4,481.9	4,121.7	8.7%	3,138.1	42.8%
Long term	18,554.4	17,948.1	3.4%	14,330.9	29.5%

¹Considers the effect of hedges on debt. Excludes convertible debentures expenses.

7

Fourth Quarter Results 2021

The table below presents additional information related to our leases as of December 31, 2021:

(R$ million)	4Q21	3Q21	% Δ	2021
Operating leases
Payments made	673.0	663.0	1.5%	1,924.8
Weighted average remaining lease term	7.9	7.9	-0.8%	7.9
Finance leases
Payments made	52.4	49.6	5.6%	140.5
Weighted average remaining lease term	5.7	4.8	18.9%	5.7

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	4Q21	4Q20	% Δ	4Q19	% Δ
Cash¹	5,254.0	5,199.4	1.1%	4,553.0	15.4%
Gross debt²	23,036.3	17,469.0	31.9%	15,303.0	50.5%
Net debt²	17,782.3	12,269.6	44.9%	10,750.1	65.4%

¹Includes cash and cash equivalents, short-term and long-term investments, and receivables.
²Excludes convertible debentures.

Fleet and Capital Expenditures

As of December 31, 2021, Azul had a total passenger operating fleet of 161 aircraft and a passenger contractual fleet of 179 aircraft, with an average aircraft age of 6.6 years, excluding Cessna aircraft. At the end of 4Q21, the 18 aircraft not included in our operating fleet consisted of 6 ATR subleased to TAP, 3 Embraer E1 subleased to Breeze, 2 Airbus narrowbody and 3 ATR aircraft in process of entering service and 4 aircraft in the process of exiting the fleet.

Passenger Contractual Fleet¹	4Q21	3Q21	% Δ	4Q20	% Δ
Airbus widebody	12	12	0.0%	12	0.0%
Airbus narrowbody	49	47	4.3%	45	8.9%
Embraer E2	9	9	0.0%	9	0.0%
Embraer E1	50	56	-10.7%	63	-20.6%
ATR	42	39	7.7%	39	7.7%
Cessna	17	16	6.3%	17	0.0%
Total¹	179	179	0.0%	185	-3.2%
Aircraft under operating leases	150	151	-0.7%	156	-3.8%

¹ Includes 9 subleased aircraft.

Passenger Operating Fleet	4Q21	3Q21	% Δ	4Q20	% Δ
Airbus widebody	11	11	0.0%	11	0.0%
Airbus narrowbody	47	47	0.0%	45	4.4%
Embraer E2	9	9	0.0%	7	28.6%
Embraer E1	44	47	-6.4%	49	-10.2%
ATR	33	33	0.0%	33	0.0%
Cessna	17	13	30.8%	17	0.0%
Total	161	160	0.6%	162	-0.6%

8

Fourth Quarter Results 2021

Capex

Capital expenditures totaled R$284.0 million in 4Q21, down 42.5% compared to R$494.1 million in 4Q19, mostly due to a higher share of maintenance checks performed in-house in 4Q21 and higher acquisition of spare parts and capitalization of engine overhaul events in 4Q19. Capital expenditures in 2021 decreased 50.2% compared to 2019.

(R$ million)	4Q21	4Q19	% Δ	2021	2019	% Δ
Aircraft related	128.8	303.2	-57.5%	320.7	834.8	-61.6%
Maintenance and checks	113.9	145.1	-21.5%	236.3	539.5	-56.2%
Other	4.8	78.1	-93.8%	67.2	274.7	-75.5%
Engine maintenance credit facility (OPIC)	-	(86.0)	n.a.	-	(221.0)	n.a.
Intangible Assets	36.4	53.6	-32.1%	152.5	132.5	15.2%
CAPEX	284.0	494.1	-42.5%	776.8	1,560.4	-50.2%

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2021	2020	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,172	1,198	-2.2%
Total fuel consumed (GJ x 1000)	36,798	24,441	50.6%
Fleet
Average age of operating fleet¹	6.6	8.3	-20.5%
Social
Labor Relations
Employee gender: male	59.0%	58.6%	0.4 p.p.
female	41.0%	41.4%	-0.4 p.p.
Employee monthly turnover	1.1%	1.4%	-0.3 p.p.
% of employee covered under collective bargaining agreements	100.0%	100.0%	0.0 p.p.
Volunteers	2,754	1,928	42.8%
Governance
Management
Independent directors	90.9%	90.0%	0.9 p.p.
Percent of board members that are women	9.1%	10.0%	-0.9 p.p.
Board of directors' average age	60	59	2.1%
Director meeting attendance	98.9%	88.2%	10.7 p.p.
Board size	11	10	10.0%
Participation of women in leadership positions	39.2%	37.6%	1.6 p.p.

¹Excludes Cessna

9

Fourth Quarter Results 2021

Non-Recurring Items Reconciliation

Our results include the impacts of charges that are deemed non-recurring items and should not be considered to compare to prior periods as well as future periods.

In 4Q21 our operating results were adjusted for non-recurring items totaling a net gain of R$104.5 million, consisting of a partial reversal of the E1 impairment due to the extended use of those aircraft and other aircraft related items of R$742.7 million, partially offset by other non-cash provisions (including the Cofins tax on imports of aircraft and parts) totaling R$620.9 million, and other expenses of R$17.3 million.

The table below provides a reconciliation of our IFRS reported amounts to the non-IFRS amounts excluding non-recurrent items:

4Q21 Non-recurring adjustments	As recorded	Adjustments	Adjusted
Operating Revenue	3,729.7	-	3,729.7
Operating expenses	3,100.3	104.5	3,204.8
Other operating expenses	316.2	104.5	420.8
Impairment and other aircraft related items	(742.7)	742.7	-
1% Cofins on imports and other non-cash provisions	620.9	(620.9)	-
Other expenses	17.3	(17.3)	-
Operating income	629.5	(104.5)	524.9
Operating Margin	16.9%	-2.8 p.p.	14.1%
EBITDA	1,131.5	(104.5)	1,027.0
EBITDA Margin	30.3%	-2.8 p.p.	27.5%

10

Fourth Quarter Results 2021

Conference Call Details

Thursday, February 24th, 2022

10:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 4090 1621 or +55 11 3181-8565

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to over 140 destinations. With a passenger operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 240 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

Fourth Quarter Results 2021

Balance Sheet – IFRS

(R$ million)	December 31, 2021	December 31, 2020
Assets	18,533.5	15,794.5
Current assets	5,846.3	5,417.4
Cash and cash equivalents	3,073.8	3,064.8
Short-term investments	1.4	91.8
Trade and other receivables	997.9	875.4
Sublease receivables	76.2	123.5
Inventories	571.9	402.6
Security deposits and maintenance reserves	410.9	318.5
Taxes recoverable	109.7	133.7
Derivative financial instruments	83.2	79.2
Prepaid expenses	244.4	219.0
Other current assets	276.9	108.9
Non-current assets	12,687.1	10,377.0
Long-term investments	906.7	854.5
Sublease receivables	198.0	189.5
Security deposits and maintenance reserves	1,553.5	1,235.6
Derivative financial instruments	270.6	349.1
Prepaid expenses	313.4	18.2
Other non-current assets	126.1	149.5
Right of use assets - leased aircraft and other assets	5,508.9	4,088.6
Right of use assets - maintenance of leased aircraft	490.7	522.2
Property, equipment and right of use assets	1,961.2	1,799.7
Intangible assets	1,358.0	1,170.3
Liabilities and equity	18,533.5	15,794.5
Current liabilities	11,710.2	10,212.6
Loans and financing	1,023.4	858.3
Current maturities of lease liabilities	3,497.7	2,272.3
Accounts payable	1,775.4	2,396.5
Air traffic liability	3,063.8	2,488.9
Reimbursement to clients	173.7	221.3
Salaries, wages and benefits	459.7	400.4
Insurance premiums payable	92.8	52.4
Taxes payable	127.7	55.3
Federal tax installment payment program	69.7	13.4
Derivative financial instruments	77.5	173.8
Provisions	977.1	853.8
Other current liabilities	371.9	426.3
Non-current liabilities	25,156.2	19,730.6
Loans and financing	8,995.3	6,502.2
Long-term obligations under lease liabilities	11,392.9	10,248.5
Accounts payable	563.5	323.1
Derivative financial instruments	209.5	247.3
Federal tax installment payment program	352.1	108.5
Provision	2,522.5	1,988.7
Other non-current liabilities	1,120.3	312.4
Equity	(18,333.0)	(14,148.8)
Issued capital	2,290.9	2,246.4
Advance for future capital increase	0.1	20.6
Capital reserve	1,946.5	1,947.9
Treasury shares	(12.0)	(13.2)
Accumulated other comprehensive income (loss)	5.8	0.7
Accumulated losses	(22,564.3)	(18,351.1)
12

Fourth Quarter Results 2021

Cash Flow Statement – IFRS

(R$ million)	4Q21	4Q20	% Δ	2021	2020	% Δ
Cash flows from operating activities
Net loss for the period	(392.3)	(317.4)	23.6%	(4,213.2)	(10,834.7)	-61.1%
Total non-cash adjustments
Depreciation and amortization	502.0	383.0	31.1%	1,544.3	1,805.6	-14.5%
Unrealized derivatives	(556.4)	729.4	n.a.	(864.2)	2,207.5	n.a.
Exchange (gain) and losses in foreign currency	496.2	(1,560.5)	n.a.	1,431.5	4,040.9	-64.6%
Interest expenses on assets and liabilities	958.3	790.7	21.2%	3,418.9	2,166.1	57.8%
Related parties	-	(60.7)	n.a.	-	687.5	n.a.
Deferred income tax and social contribution	-	-	n.a.	-	(242.5)	n.a.
Provisions	665.2	369.6	80.0%	646.6	701.3	-7.8%
Result of lease agreements modification	(6.5)	(87.7)	-92.6%	(24.3)	(902.9)	-97.3%
Impairment and other	(985.3)	(158.7)	520.8%	(1,080.4)	(129.5)	734.6%
Changes in operating assets and liabilities
Trade and other receivables	418.8	(129.8)	n.a.	(270.3)	341.8	n.a.
Sublease receivables	28.6	6.9	316.3%	65.0	69.3	-6.2%
Security deposits and maintenance reserves	(122.2)	(64.1)	90.8%	(421.6)	(173.8)	142.6%
Prepaid expenses	(329.9)	(58.7)	462.5%	(364.1)	(25.1)	1351.3%
Other assets	133.8	100.2	33.6%	(174.2)	480.1	n.a.
Derivatives	(9.6)	(2.1)	352.9%	(24.5)	(257.0)	-90.5%
Accounts payable	(319.0)	(361.8)	-11.8%	(278.0)	743.8	n.a.
Salaries, wages and employee benefits	1.3	(11.4)	n.a.	185.7	40.1	363.2%
Air traffic liability	(28.4)	431.3	n.a.	511.4	607.2	-15.8%
Provision taxes, civil and labor risks	(287.3)	(43.0)	568.2%	(395.4)	(116.4)	239.7%
Other liabilities	487.3	341.7	42.6%	620.7	247.5	150.8%
Interest paid	(317.2)	(80.6)	293.5%	(624.5)	(480.3)	30.0%
Income tax and social contribution paid	-	-	n.a.	-	(0.3)	n.a.
Net cash provided (used) by operating activities	337.2	216.4	55.9%	(310.6)	976.2	n.a.

Cash flows from investing activities
Short-term investment	(0.2)	42.2	n.a.	90.7	(27.9)	n.a.
Long-term investment	-	69.8	n.a.	-	69.8	n.a.
Cash received on sale of property and equipment	-	-		-	45.7	n.a.
Acquisition of subsidiary, net of cash acquired	-	(21.0)	n.a.	(20.0)	(38.7)	-48.3%
Acquisition of intangible	(36.4)	(40.4)	-9.8%	(152.5)	(109.6)	39.2%
Acquisition of property and equipment	(247.6)	(34.4)	619.5%	(624.3)	(343.1)	82.0%
Net cash generated (used in) investing activities	(284.2)	16.2	n.a.	(706.1)	(403.8)	74.9%

Cash flows from financing activities
Loans and financing
Proceeds	4.7	1,794.8	-99.7%	3,071.3	1,936.2	58.6%
Repayment	(48.6)	(38.2)	27.4%	(391.0)	(192.4)	103.2%
Other	(15.6)	-	n.a.	(75.6)	-	n.a.
Repayment of lease debt	(585.0)	(392.1)	49.2%	(1,799.8)	(834.1)	115.8%
Capital increase	0.1	20.6	-99.4%	24.0	23.8	1.0%
Treasury shares	(5.4)	-	n.a.	(16.2)	-	n.a.
Sales and leaseback	-	-	n.a.	21.3	-	n.a.
Net cash generated used in financing activities	(649.8)	1,385.2	n.a.	833.891	933.506	-10.7%

Exchange gain (loss) on cash and cash equivalents	37.3	11.3	229.0%	191.855	(88.968)	n.a.

Net increase in cash and cash equivalents	(559.5)	1,629.1	n.a.	8.984	1,416.9	-99.4%

Cash and cash equivalents at the beginning of the period	3,633.3	1,435.7	153.1%	3,064.8	1,647.9	86.0%

Cash and cash equivalents at the end of the period	3,073.8	3,064.8	0.3%	3,073.8	3,064.8	0.3%

13

Fourth Quarter Results 2021

Appendix

Annual Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	2021	2020	% ∆	2019	% ∆
Operating Revenues
Passenger revenue	8,811.0	5,088.7	73.1%	10,907.9	-19.2%
Cargo revenue and others	1,164.7	704.5	65.3%	534.4	117.9%
Total operating revenues	9,975.7	5,793.3	72.2%	11,442.3	-12.8%
Operating Expenses
Aircraft fuel	3,257.2	1,508.8	115.9%	3,085.6	5.6%
Salaries, wages and benefits	1,748.4	1,426.6	22.6%	1,868.4	-6.4%
Depreciation and amortization	1,544.3	1,726.4	-10.5%	1,591.4	-3.0%
Landing fees	677.7	465.6	45.5%	725.0	-6.5%
Traffic and customer servicing	389.3	288.3	35.0%	476.5	-18.3%
Sales and marketing	404.1	329.8	22.5%	444.1	-9.0%
Maintenance materials and repairs	546.6	449.8	21.5%	281.6	94.1%
Other operating expenses	1,360.9	1,059.6	28.4%	938.4	45.0%
Total operating expenses	9,928.7	7,254.9	36.9%	9,410.9	5.5%
Operating income (loss)	47.0	(1,461.6)	n.a.	2,031.4	-97.7%
Operating margin	0.5%	-25.2%	n.a.	17.8%	-17.3 p.p.
EBITDA	1,591.3	264.8	501.0%	3,622.8	-56.1%
EBITDA margin	16.0%	4.6%	+11.4 p.p.	31.7%	-15.7 p.p.
Financial Result²
Financial income	154.3	60.3	155.9%	72.1	114.1%
Financial expense	(3,633.2)	(2,470.0)	47.1%	(1,329.5)	173.3%
Derivative financial instruments	35.0	(1,452.1)	n.a.	325.5	-89.3%
Foreign currency exchange, net	(1,365.6)	(4,384.9)	-68.9%	(391.9)	248.5%
Related parties result	(5.2)	(713.8)	-99.3%	(17.0)	-69.5%
Income (loss) before income taxes²	(4,767.7)	(10,422.2)	-54.3%	690.6	n.a.
Income tax and social contribution	-	(0.0)	n.a.	(2.2)	n.a.
Deferred income tax and social contribution	-	242.5	n.a.	135.4	n.a.
Net income (loss)²	(4,767.7)	(10,179.7)	-53.2%	823.7	n.a.
Net margin	-47.8%	-175.7%	+127.9 p.p.	7.2%	n.a.
Adjusted Net income (loss)³	(3,461.6)	(4,601.9)	-24.8%	845.5	n.a.
Adjusted net income (loss) margin³	-34.7%	-79.4%	+44.7 p.p.	7.4%	n.a.
Fully diluted shares	406.3	401.2	1.2%	344.0	18.1%
Diluted EPS	(11.74)	(25.37)	-53.7%	2.39	n.a.
Diluted EPADR (US$)	(6.53)	(14.76)	-55.8%	1.82	n.a.
Adjusted EPS³	(8.52)	(11.47)	-25.7%	2.46	n.a.
Adjusted EPADR (US$)/³	(4.74)	(6.67)	-29.0%	1.87	n.a.

¹Operating results adjusted for non-recurring items. Operating results were adjusted for non-recurring items netting a gain of R$7.8 million in 2021 from the reversal of the impairment loss of E1s, partially offset by COVID-19 related aircraft redeliveries expenses and revised non-cash provisions. Operating results in 2020 and 2019 were adjusted for non-recurring items totaling a net gain of R$62.5 million and a net loss of R$3.2 billion, respectively.

²Financial results adjusted for convertible debentures expenses.

³Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

14

Fourth Quarter Results 2021

Operating Data¹	2021	2020	% Δ	2019	% Δ
ASKs (million)	31,386	20,395	53.9%	35,868	-12.5%
Domestic	29,380	17,158	71.2%	27,521	6.8%
International	2,007	3,237	-38.0%	8,348	-76.0%
RPKs (million)	24,851	16,311	52.4%	29,941	-17.0%
Domestic	23,431	13,788	69.9%	22,790	2.8%
International	1,419	2,522	-43.7%	7,151	-80.2%
Load factor (%)	79.2%	80.0%	-0.8 p.p.	83.5%	-4.3 p.p.
Domestic	79.8%	80.4%	-0.6 p.p.	82.8%	-3.1 p.p.
International	70.7%	77.9%	-7.2 p.p.	85.7%	-14.9 p.p.
Average fare (R$)	378.0	343.9	9.9%	394.2	-4.1%
Passengers (thousands)	23,311	14,796	57.6%	27,674	-15.8%
Block hours	409,424	266,881	53.4%	495,362	-17.3%
Aircraft utilization (hours per day)	8.3	5.4	52.7%	11.3	-26.6%
Departures	245,102	158,070	55.1%	295,354	-17.0%
Average stage length (km)	1,057	1,083	-2.4%	1,050	0.7%
End of period operating passenger aircraft	161	162	-0.6%	140	15.0%
Fuel consumption (thousands of liters)	979,762	650,536	50.6%	1,203,486	-18.6%
Fuel consumption per ASK	31.2	31.9	-2.1%	33.6	-7.0%
Full-time-equivalent employees	12,485	11,108	12.4%	13,189	-5.3%
End of period FTE per aircraft	78	69	13.1%	94	-17.7%
Yield (cents)	35.46	31.20	13.6%	36.43	-2.7%
RASK (cents)	31.78	28.41	11.9%	31.90	-0.4%
PRASK (cents)	28.07	24.95	12.5%	30.41	-7.7%
CASK (cents)	31.63	35.57	-11.1%	26.24	20.6%
CASK ex-fuel (cents)	21.26	28.17	-24.6%	17.63	20.5%
Fuel cost per liter	3.32	2.32	43.3%	2.56	29.7%
Break-even load factor (%)	78.8%	100.2%	-21.4 p.p.	68.7%	+10.1 p.p.
Average exchange rate	5.40	5.16	4.6%	3.95	36.8%
End of period exchange rate	5.58	5.20	7.4%	4.03	38.4%
Inflation (IPCA/LTM)	10.06%	4.52%	+5.5 p.p.	4.31%	+5.8 p.p.
WTI (average per barrel, US$)	67.97	40.39	68.3%	57.64	17.9%
Heating Oil (US$)	206.44	125.11	65.0%	193.23	6.8%

¹Operating results were adjusted for non-recurring items.

15

Fourth Quarter Results 2021

R$ cents	2021	2020	% Δ	2019	% Δ
Operating revenue per ASK
Passenger revenue	28.07	24.95	12.5%	30.41	-7.7%
Cargo revenue and others	3.71	3.45	7.4%	1.49	149.1%
Operating revenue (RASK)	31.78	28.41	11.9%	31.90	-0.4%
Operating expenses per ASK¹
Aircraft fuel	10.38	7.40	40.3%	8.60	20.6%
Salaries, wages and benefits	5.57	7.00	-20.4%	5.21	6.9%
Depreciation and amortization	4.92	8.46	-41.9%	4.44	10.9%
Landing fees	2.16	2.28	-5.4%	2.02	6.8%
Traffic and customer servicing	1.24	1.41	-12.3%	1.33	-6.6%
Sales and marketing	1.29	1.62	-20.4%	1.24	4.0%
Maintenance materials and repairs	1.74	2.21	-21.0%	0.78	121.9%
Other operating expenses	4.34	5.20	-16.5%	2.62	65.7%
Total operating expenses (CASK)	31.63	35.57	-11.1%	26.24	20.6%
Operating income per ASK (RASK/CASK)	0.15	(7.17)	n.a.	5.66	-97.4%

¹Operating results were adjusted for non-recurring items.

16

Fourth Quarter Results 2021

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

17

Fourth Quarter Results 2021

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

18

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 25, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer